UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A October 27, 2005

III Quarter 2005 Results

Highlights III Quarter 2005

•	Net revenues up 9.6% to Ch$391,246 million (US$739.3 million).
•	Gross income up 32.8%, gross margin rose 480 bp. from 22.6% in 2004 to 27.4% in 2005.
•	Operating income up 871.6% to Ch$11,219 million (US$21.2 million) profit, operating margin rose by 330 bp. to 2.9% of revenues.
•	126.8% increase in EBITDA. EBITDA margin increased 320 bp. to 6.2% of revenues.
•	222.2% increase in net profit to Ch$4,353 million (US$8.2 million) representing 1.1% of revenues.
•	New store opening: LIDER Express Arica was opened on August 30, 2005, adding 575 sq.m of sales area in the I Region.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
Investor Relations Associate
rvergara@dys.cl
(56 - 2) 484 7764

Highlights Period January-September 2005

•	Net revenues up 8.0% to Ch$1,144,151 million (US$2,162.0 million).
•	Gross income up 33.9%, gross margin rose 540 bp. from 22.4% in 2004 to 27.8% in 2005.
•	Operating income up 261.6% to Ch$44,559 million (US$84.2 million) equivalent to 3.9% of revenues, up 270 bp. over result for the same period in 2004.
•	72.9% increase in EBITDA. EBITDA margin increased 270 bp. to 7.3% of revenues.
•	3,258.2% increase in net profit to Ch$24,464 million (US$46.2 million) representing 2.1% of revenues.
•	Capex (investment in buildings, land and infrastructure) for the period amounted to US$46.7 million.
•	Financial debt as of September 30, 2005 totaled Ch$356,416 million (US$673.5 million), 47.0% short term and 55.9% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$529.20).

Distribución y Servicio D&S S.A III Quarter 2005 Results

Third Quarter 2005 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Third Quarter Consolidated Results

	2005			2004			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	330,763	625.0	84.5%	308,678	583.3	86.5%	7.2%
Other Income	60,483	114.3	15.5%	48,184	91.1	13.5%	25.5%
Net revenues	391,246	739.3	100.0%	356,862	674.3	100.0%	9.6%
Cost of sales	284,149	536.9	72.6%	276,229	522.0	77.4%	2.9%
Gross Income / Margin	107,097	202.4	27.4%	80,633	152.4	22.6%	32.8%
Recurring Operating Expenses	82,723	156.3	21.1%	69,506	131.3	19.5%	19.0%
Start-up Expenses	30	0.1	0.0%	394	0.7	0.1%	-92.5%
Total Operating Expenses (SG&A)	82,752	156.4	21.2%	69,901	132.1	19.6%	18.4%
EBITDA	24,344	46.0	6.2%	10,733	20.3	3.0%	126.8%
Depreciation	13,125	24.8	3.4%	12,187	23.0	3.4%	7.7%
Total Operating Expenses	95,878	181.2	24.5%	82,087	155.1	23.0%	16.8%
Operating Income	11,219	21.2	2.9%	(1,454)	(2.7)	-0.4%	871.6%
Financial Expenses	(5,030)	(9.5)	-1.3%	(4,561)	(8.6)	-1.3%	10.3%
Other Non-operating Income (Expenses)	176	0.3	0.0%	(170)	(0.3)	0.0%	-203.3%
Monetary Correction	(1,026)	(1.9)	-0.3%	1,864	3.5	0.5%	-155.1%
Non-Operating Income	(5,767)	(10.9)	-1.5%	(2,867)	(5.4)	-0.8%	101.1%
Income before Tax	5,452	10.3	1.4%	(4,321)	(8.2)	-1.2%	226.2%
Income Tax	(1,215)	(2.3)	-0.3%	602	1.1	0.2%	-301.9%
Minority Interest	24	0.0	0.0%	66	0.1	0.0%	-63.3%
Income	4,262	8.1	1.1%	(3,654)	(6.9)	-1.0%	216.6%
Amortization of Goodwill	91	0.2	0.0%	91	0.2	0.0%	-0.1%

Net Income	4,353	8.2	1.1%	(3,563)	(6.7)	-1.0%	222.2%

Currency of Sep 2005, exchange rate US$=Ch$529.20 of Sep 30, 2004

2005 Compared to 2004- Third Quarter

For the third quarter 2005, net revenues increased 9.6% compared to the same period in 2004 to Ch$391,246 million (US$739.3 million). This increase resulted primarily from the 7.2% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period October 2004-September 2005, and the 119.1% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 0.1% increase in this third quarter 2005 compared to the same period in 2004. Gross income increased 32.8% to Ch$107.097 million (US$202.4 million) while gross income margin rose to 27.4% from 22.6% (480 bp. increase) in the same quarter of 2004. This increase is attributable to the evolution of the EDLP strategy, which was in high pitch during the third quarter 2004 and to a higher share of private label products in mass consumption products - 21,2% growth in private label sales compared to the same period in 2004 - together with the 119.1% increase in revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 16.8% totaling Ch$95,878 million (US$181.2 million) representing 24.5% of revenues, compared to Ch$82,087 million (US$155.1 million) in the third quarter 2004. This is attributable to the new stores opened during the fourth quarter of 2004 (a total of four new stores: two LIDER Vecinos and two LIDER

Distribución y Servicio D&S S.A III Quarter 2005 Results

hypermarkets) and in 2005 (one new LIDER Vecino and one LIDER Express) and to increased operating expenses in existing stores as a result of the change in the labour law that reduces the number of working hours per week from 48 to 45 hours. The expenses increase is also explained by the Impactos Presto campaign which records all discounts as marketing expenses, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 871.6% amounting to Ch$11,219 million (US$21.2 million) equivalent to 2.9% of revenues, compared to operating loss of Ch$1,454 million (US$2.7 million) representing -0.4% of revenues in the third quarter of 2004. EBITDA for this quarter increased by 126.8% compared to the same period in 2004, totaling Ch$24,344 million (US$46.0 million) equivalent to 6.2% of revenues. Net income increased by 222.2% amounting to Ch$4,353 million (US$8.2 million) representing 1.1% of revenues compared to results for the same period in 2004 when the Company recorded a net loss of Ch$3,563 million (US$6.7 million) equivalent to -1.0% of revenues.

Net revenues for the third quarter 2005 were Ch$391,246 million (US$739.3 million), representing a 9.6% increase compared to Ch$356,862 million (US$674.3 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	Third Quarter

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	330,763	308,678	7.2%
Other commercial income	40,581	36,976	9.8%
Retail Revenues	371,344	345,654	7.4%
Retail Formats Revenues	371,344	345,654	7.4%
PRESTO Financial Services Division	15,262	6,965	119.1%
Others revenues (real estate and logistics)	4,640	4,243	9.4%

Total Net Revenues	391,246	356,861	9.6%

The 9.6% increase in net revenues for the third quarter 2005 resulted from:

•

Retail formats (LIDER and Farmalider): A 7.4% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$371,344 million (US$701.7 million) for the third quarter 2005 compared to Ch$345,654 million (US$653.2 million) for the same period in 2004. This increase resulted from a 24,506 m2 expansion in sales area, from 382,211 m2 at September 30, 2004 to 408,717 m2 at the same date in 2005: two new LIDER hypermarkets -Plaza Vespucio and Punta Arenas- three new LIDER Vecino compact hypermarkets - Irarrázaval and Quillota in 2004 and Talagante in May 2005- and one LIDER Express in Arica, all this equivalent to a 6.4% increase over the total sales area at September 30, 2004. Farmalider also contributes higher revenues due to the opening of 12 new pharmacy stores during the period October 2004 to September 2005. Additionally, other commercial and logistic revenues present a 9.8% increase due to increased sales and higher centralization at the distribution center. Sales originated in these new LIDER and Farmalider stores represent 6.9% of total retail sales in the third quarter 2005, while same store sales account for 93.1% of total sales. Same store sales (SSS) showed a 0.1% increase. This is explained by the comparison

Net Revenues

Distribución y Servicio D&S S.A III Quarter 2005 Results

against a period of aggressive low-prices strategy which has become more flexible and evolved into an exceptional value proposition focused on offering the best price/quality ratio. FarmaLider stores, on the other hand, are facing tough competition due to the “price war” involving the industry of pharmaceutical sales.

•

Financial Services. A 119.1% increase in revenues derived from the financial division for the third quarter 2005 compared to the same quarter in 2004, reflecting an increase in net financial revenues, amounting to Ch$15,262 million (US$28.8 million) for the third quarter 2005 compared to Ch$6,965 million (US$13.2 million) for the same quarter in 2004. This is attributable on one hand to the increased number of accounts in good standing and active accounts at period end compared to the same date the previous year, which was largely driven by the Impactos PRESTO campaign (launched in October 2004 and continuing to date, this program provides significant discounts for purchases on credit every day of the week), leading to increased interest revenues and credit receivables. On the other hand, during the first quarter 2005, the Company implemented a monthly maintainance fee to cardholders, and records merchant discount revenues from other retailers that acept the Presto card in their stores, resulting in further revenue growth at the Presto division.

•

Real Estate Revenues. A 9.4% increase in other revenues from real estate operations to Ch$4,640 million (US$8.8 million) for the third quarter 2005 from Ch$4,243 million (US$8.0 million) for the same period in 2004. This increase is primarily explained by increased lease payments accounted for at the real estate division.

Gross Profit

Gross profit for the third quarter 2005 was Ch$107,097 million (US$202.4 million), equivalent to 27.4% of revenues, representing an increase of 32.8%, compared to Ch$80,633 million (US$152.4 million) equivalent to 22.6% of revenues for the same period in 2004. This is explained by the comparison against a period of aggressive low-prices strategy resulting in lower commercial margins and also due to the significant growth of private label sales during the quarter (21.2% increase of private labels within mass consumption products which make up 63% of total LIDER sales) compared to the third quarter 2004. Additionally, the continued growth of Presto financial revenues (119.1% increase) contributes significantly to the increase in gross profit and gross margin.

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses for the third quarter 2005 totaled Ch$95,878 million (US$181.2 million), representing a 16.8% increase as compared to Ch$82,087 million (US$155.1 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 150 bp. to 24.5% for this period of 2005, from 23.0% in the same period of 2004, principally due to increased operating costs from new stores (6 new openings: two LIDER Vecino and two LIDER stores added in 2004, one LIDER Vecino and one LIDER Express in 2005), to increased operating expenses in existing stores explained by the modification in labour law consisting of a reduction in working hours per week from 48 to 45 hours, higher marketing expenses in connection mainly with the Impactos Presto campaign at the PRESTO financial services division and LIDER retail division.

Distribución y Servicio D&S S.A III Quarter 2005 Results

Selling and administrative expenses related to the credit card operations increased by 48.4% totaling Ch$13,970 million (US$26.4 million) for the third quarter 2005 compared to Ch$9,414 million (US$17.8 million) for the same period in 2004. This increase was principally attributable to 159.0% higher operating expenses in connection with marketing activities called Impactos Presto (these discounts are recorded as marketing expenses within SG&A) which have contributed to the significant increase in financial revenues as well as in active accounts and outstanding receivables during this period compared to the same period in 2004.

Operating income for the third quarter 2005 was Ch$11,219 million (US$21.2 million), representing an increase of 871.6% as compared to operating loss of Ch$1,454 million (US$2.7 million) for the third quarter 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin, which largely exceeds the increase in operating expenses described above. As a percentage of net revenues, operating profit for the third quarter 2005 is equivalent to 2.9%, representing an increase of 330 bp. compared to operating margin of -0.4% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning nonoperating income on a consolidated basis:

Operating Income

	Third Quarter

(in millions of constant Ch$)	2005	2004

Financial income	761	345
Other non-operating income(1)	187	352
Amortization of negative goodwill	91	91
Minority interest	24	66

Total non-operating income	1,063	854

(1)	“Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Income

	Third Quarter

(in millions of constant Ch$)	2005	2004

Financial expense	5,030	4,561
Other non-operating expense(1)	145	348
Amortization of goodwill	513	519

Total non-operating expense	5,688	5,428

(1)	“Other” includes equity in losses of related companies and charitable contributions.
Non-operating Expense

Distribución y Servicio D&S S.A III Quarter 2005 Results

Non-operating expense for the third quarter 2005 was Ch$5,688 million (US$10.7 million), representing an increase of 4.8% compared to non operating expense of Ch$5,428 million (US$10.3 million) for the same period in 2004. The increase in 2005 resulted primarily from higher financial expenses (10.3% increase) to Ch$5,030 (US$9.5 million) in the third quarter 2005 from Ch$4,561 million (US$8.6 million) in 2004 explained by higher interest rates on debt.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$1,026 million (US$1.9 million) for the third quarter 2005, as compared to a net gain of Ch$1,864 million (US$3.5 million) for the same period in 2004, representing a decrease (gain reduction) of 155.1%.

Income Taxes

Income tax charges for the third quarter 2005, including current and deferred taxes, are 301.9% higher than in the same period of 2004, amounting to Ch$1,215 million (US$2.3 million), compared to a tax credit of Ch$602 million (US$1.1 million) in 2004.

Net Income

Net profit for the third quarter 2005 was Ch$4,353 million (US$8.2 million), representing an increase of 222.2% as compared to net loss of Ch$3,563 million (US$6.7 million) in the same period of 2004. As a percentage of net revenues, net income is equivalent to a 1.1% in the third quarter 2005, representing an increase of 210 bp. in net income margin as compared to a net margin of -1.0% in the same period of 2004. This improvement is due to the increase in revenues and, more importantly, to the significant gross margin expansion which largely exceeds the increase in operating expenses.

Financial Services

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Third Quarter

(in millions of constant Ch$)	2005	2004	% Change

Net revenues	16,078	7,542	113.2
Provisions for doubtful accounts	6,548	6,548	0.0
Financial expenses	1,463	669	118.7
Other expenses	7,422	2,866	159.0
Selling and administrative expenses	15,433	10,083	53.1
(Provisions + financial expenses + other expenses)
Operating income	645	-2,541	125.4

Distribución y Servicio D&S S.A III Quarter 2005 Results

Results Period January-September 2005

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Consolidated Results

	2005			2004			Change

	Ch$mill.	US$mill.	%	Ch$mill.	US$mill.	%	% YoY

Sales	970,482	1,833.9	84.8%	918,969	1,736.5	86.8%	5.6%
Other Income	173,669	328.2	15.2%	140,157	264.8	13.2%	23.9%
Net revenues	1,144,151	2,162.0	100.0%	1,059,126	2,001.4	100.0%	8.0%
Cost of sales	826,371	1,561.5	72.2%	821,859	1,553.0	77.6%	0.5%
Gross Income / Margin	317,780	600.5	27.8%	237,267	448.3	22.4%	33.9%
Recurring Operating Expenses	233,483	441.2	20.4%	187,427	354.2	17.7%	24.6%
Start-up Expenses	238	0.4	0.0%	1,210	2.3	0.1%	-80.4%
Total Operating Expenses (SG&A)	233,721	441.6	20.4%	188,637	356.5	17.8%	23.9%
EBITDA	84,060	158.8	7.3%	48,629	91.9	4.6%	72.9%
Depreciation	39,500	74.6	3.5%	36,306	68.6	3.4%	8.8%
Total Operating Expenses	273,221	516.3	23.9%	224,943	425.1	21.2%	21.5%
Operating Income	44,559	84.2	3.9%	12,324	23.3	1.2%	261.6%
Financial Expenses	(14,478)	(27.4)	-1.3%	(14,384)	(27.2)	-1.4%	0.7%
Other Non-operating Income (Expenses)	681	1.3	0.1%	(816)	(1.5)	-0.1%	-183.5%
Monetary Correction	(1,220)	(2.3)	-0.1%	1,687	3.2	0.2%	-172.3%
Non-Operating Income	(15,018)	(28.4)	-1.3%	(13,513)	(25.5)	-1.3%	11.1%
Income before Tax	29,542	55.8	2.6%	(1,190)	(2.2)	-0.1%	2,583.1%
Income Tax	(5,377)	(10.2)	-0.5%	43	0.1	0.0%	-12,645.5%
Minority Interest	27	0.1	0.0%	100	0.2	0.0%	-73.4%
Income	24,192	45.7	2.1%	(1,047)	(2.0)	-0.1%	2,410.7%
Amortization of Goodwill	272	0.5	0.0%	272	0.5	0.0%	0.0%

Net Income	24,464	46.2	2.1%	(775)	(1.5)	-0.1%	3,258.2%

Currency of September 2005, exchange rate 1US$=Ch$529.20 of September 30, 2005

For the period January-September 2005, net revenues increased 8.0% compared to the same period in 2004 to Ch$1,144,151 million (US$2,162.0 million). This increase resulted primarily from the 5.6% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period October 2004-September 2005, and the 115.6% increase in revenues from the PRESTO financial services division. Same store sales (SSS) present a 0.4% decrease during this period January-September 2005 compared to the same period in 2004. Gross income increased 33.9% to Ch$317,780 million (US$600.5 million) while gross margin rose to 27.8% from 22.4% (540 bp. increase) in the same period of 2004. This increase is attributable to the more flexible approach in terms of the low prices strategy which has shifted its focus to exceptional value, that is, offering the best quality/price ratio with superior service; to a higher share of private label products and to the sustained increase of revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 21.5% totaling Ch$273,221 million (US$516.3 million), compared to Ch$224,943 million (US$425.1 million) in the period January-September of 2004. This is attributable to the new stores opened during the period October 2004-

2005 Compared to 2004 Period January-September

Distribución y Servicio D&S S.A III Quarter 2005 Results

September 2005 (four new stores in 2004: two LIDER Vecinos and two LIDER hypermarkets; and two new stores in 2005: one LIDER Vecino opened on May 27 and one LIDER Express opened on August 30) and to increased expenses in existing stores in connection with the change in the labour law reducing working hours per week from 48 to 45 hours. Additionally, the PRESTO financial services division recorded 76.8% higher SG&A, referred primarily to higher marketing expenses (accounted for in “Other expenses” which increased by 144.8%) in connection with the Impactos Presto discounts, and to allowances for doubtful accounts, which increased by 40.6%, from Ch$14,294 million (US$27.0 million) in the period January-September 2004 to Ch$20,093 million (US$38.0 million) in 2005. The latter is explained by the adoption of new provisioning and write-off policies (as of January 2005) by which the provisioning levels for past-due loans are increased, write off is made on past due loans at 180 days and additional risk allowances are constituted; and is consistent with growth in outstanding receivables and increased revenues from the financial division.

Operating income increased by 261.6% amounting to Ch$44,559 million (US$84.2 million) equivalent to 3.9% of revenues, compared to operating profit of Ch$12,324 million (US$23.3 million) representing 1.2% of revenues in the period January-September of 2004. EBITDA for this period in 2005 increased by 72.9% compared to the same period in 2004, totaling Ch$84,060 million (US$158.8 million) equivalent to 7.3% of revenues. Net income increased by 3,258.2% amounting to Ch$24,464 million (US$46.2 million) representing 2.1% of revenues compared to results for the same period in 2004 when consolidated results showed a net loss of Ch$775 million (US$1.5 million) equivalent to -0.1% of revenues.

Net Revenues

Net revenues for the period January-September 2005 were Ch$1,144,151 million (US$2,162.0 million), representing an 8.0% increase compared to revenues amounting to Ch$1,059,126 million (US$2,001.4 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

	as of September 30

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	970,482	918,969	5.6%
Other commercial income	116,630	107,135	8.9%
Retail Revenues	1,087,112	1,026,104	5.9%
Retail Formats Revenues	1,087,112	1,026,104	5.9%
PRESTO Financial Services Division	43,487	20,174	115.6%
Others revenues (real estate and logistics)	13,552	12,848	5.5%

Total Net Revenues	1,144,151	1,059,126	8.0%

The 8.0% increase in net revenues for the period January-September 2005 resulted primarily from:

•

Retail formats (LIDER and Farmalider): A 5.9% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$1,087,112 million (US$2,054.3 million) for the period January-September 2005 compared to Ch$1,026,104 million (US$1,939.0 million) for the same period in 2004. This increase resulted mainly from a 24,506 m2 expansion in sales area, from 382,211 m2 at September

Distribución y Servicio D&S S.A III Quarter 2005 Results

30, 2004 to 408,717 m2 at the same date in 2005: two new LIDER hypermarkets -Plaza Vespucio and Punta Arenas-, three new LIDER Vecino compact hypermarkets - Irarrázaval and Quillota in 2004 and Talagante in May 2005- and one LIDER Express in Arica, equivalent to a 6.4% increase over the total sales area at September 30, 2004. Farmalider also contributes higher revenues due to the opening of 12 new pharmacy stores during the period October 2004 to September 2005. Additionally, other commercial and logistic revenues present an 8.9% increase due to increased sales and higher centralization at the distribution center. Sales originated in these new LIDER and Farmalider stores represent 7.5% of total retail sales in the period January-September 2005, while same stores sales account for 92.5% of total sales. Same store sales (SSS) recorded a 0.4% decrease in January-September 2005 compared to SSS figures for the period January- September of 2004.

•

Financial Services. A 115.6% increase in revenues derived from the financial services operations for the period January-September 2005 compared to the same period in 2004, reflecting an increase in net financial revenues, including primarily interests and commissions, amounting to Ch$43,487 million (US$82.2 million) for January-September 2005 compared to Ch$20,174 million (US$38.1 million) for the same period in 2004. This is attributable to the growing number of accounts in good standing and active accounts at period end compared to the same date the previous year, to the launching of the Impactos PRESTO campaign which boosted sales on PRESTO card and to increased revenues from fees to cardholders and merchant discount from affiliated businesses, with the resulting growth in credit receivables and revenues. Accounts in good standing increased 55.1% from 971,385 at September 30, 2004 to 1,506,741 at the same date in 2005; active accounts increased 57.4% from 768,781 to 1,209,983; and total credit receivables increased 61.6% from Ch$110,624 million (nominal) (US$209.0 million) to Ch$178,803 million (US$337.9 million).

•

Real Estate Revenues. A 5.5% increase in other revenues from real estate operations to Ch$13,552 million (US$25.6 million) for the period January-September 2005 from Ch$12,848 million (US$24.3 million) for the same period in 2004. This increase is primarily explained by increased lease payments accounted for at the real estate division.

Gross profit for the period January-September 2005 was Ch$317,780 million (US$600.5 million), representing an increase of 33.9%, compared to Ch$237,267 million (US$448.3 million) for the same period in 2004. Consequently, gross margin increased 540 bp. to 27.8% in the period January-September 2005 compared to 22.4% in the same period of 2004. This is explained by the comparison against a period of aggressive low-prices strategy resulting in lower commercial margins and also due to the growth of private label sales during this period (24.7% increase of private labels within mass consumption products which make up 63% of total LIDER sales) compared to the period January-September 2004. Additionally, the continued growth of Presto financial revenues (115.6% increase) significantly contributes to the increase in gross profit and gross margin.

Costs related to the financial services division are accounted for in selling and administrative expenses.

Gross Profit - Gross Margin

Distribución y Servicio D&S S.A III Quarter 2005 Results

Selling and Administrative Expenses

Selling and administrative expenses for the period January-September 2005 totaled Ch$273,221 million (US$516.3 million), representing a 21.5% increase as compared to Ch$224,943 million (US$425.1 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 270 bp. to 23.9% for this period of 2005, from 21.2% in the same period of 2004, principally due to additional operating costs from new stores (4 new openings in 2004: 2 LIDER hypermarkets and 2 LIDER vecino stores; and 2 new openings in 2005: one new LIDER Vecino and one LIDER Express) and higher personnel expenses in existing stores in connection with the change to labor law that reduces working hours /week from 48 to 45 hours.

Selling and administrative expenses related to the credit card operations increased by 76.8% totaling Ch$38,722 million (US$73.2 million) for the period January-September 2005 compared to Ch$21,905 million (US$41.4 million) for the same period in 2004. This increase was principally attributable to higher operating expenses (accounted for in the line of “Other expenses” in PRESTO income statement below) which increased by 144.8% during this period January-September compared to the same period the previous year, explained by the higher marketing expenses in connection with Impactos Presto, in addition to higher allowances for doubtful accounts, which increased by 40.6% during January-September 2005 compared to the same period in 2004 due to the adoption of new provisioning and write-off policies. The increases in operating expenses and provisions are consistent with growth in outstanding receivables and higher revenues at the PRESTO financial services division.

Operating Income

Operating income for the period January-September 2005 was Ch$44,559 million (US$84.2 million), representing an increase of 261.6% as compared to operating profit of Ch$12,324 million (US$23.3 million) for the period January-September 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin. As a percentage of net revenues, operating profit for the period January-September 2005 is equivalent to 3.9%, representing an increase of 270 bp. compared to operating margin of 1.2% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning nonoperating income on a consolidated basis:

Non-operating Income

	As of September 30

(in millions of constant Ch$)	2005	2004

Financial income	2,077	599
Other non-operating income(1)	448	812
Amortization of negative goodwill	272	272
Minority interest	27	100

Total non-operating income	2,824	1,783

(1)	“Other” includes principally equity in earnings of related companies.

Distribución y Servicio D&S S.A III Quarter 2005 Results

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

	As of September 30

(in millions of constant Ch$)	2005	2004

Financial expenses	14,478	14,384
Other non-operating expense(1)	318	784
Amortization of goodwill	1,526	1,444

Total non-operating expense	16,322	16,612

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-September 2005 was Ch$16,322 million (US$30.8 million), remaining relatively constant (1.8% decrease) compared to non-operating expense of Ch$16,612 million (US$31.4 million) for the same period in 2004.

Non-operating Expense

Net price level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$1,220 million (US$2.3 million) for the period January-September of 2005, as compared to a net gain of Ch$1,687 million (US$3.2 million) for the same period in 2004, representing a decrease (gain reduction) of 172.3%.

Price - level Restatement and Foreign Exchange Gain (Loss)

Income taxes for the period January-September 2005, including current and deferred taxes, amounted to Ch$5,377 million (US$10.2 million), 12,645.5% higher than the amount recorded in the same period of 2004 when there was a tax credit for Ch$43 million (US$0.1 million).

Income Taxes

Net profit for the period January-September 2005 was Ch$24,464 million (US$46.2 million), representing an increase of 3,258.2% as compared to net loss of Ch$775 million (US$1.5 million) in the same period 2004. As a percentage of net revenues, net income is equivalent to 2.1% in January-September 2005, representing a net margin increase of 220 bp. as compared to net margin of -0.1% in the same period of 2004.

Net Income

Distribución y Servicio D&S S.A III Quarter 2005 Results

Financial Services

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-September

	As of September 30

(in millions of constant Ch$)	2005	2004	% Change

Net revenues	45,841	21,745	110.8
Provisions for doubtful accounts	20,093	14,294	40.6
Financial expenses	4,365	1,787	144.3
Other expenses	18,629	7,611	144.8
Selling and administrative expenses	43,087	23,692	81.9
(Provisions + financial expenses + other expenses)
Operating income	2,754	-1,947	241.4

Total accounts receivable, end of period	178,803	110,624	61.6
Allowance for doubtful accounts	17,957	10,061	78.5
Total accounts receivable net of provisions, end of period	160,846	100,563	59.9

Number of accounts in good standing	1,506,741	971,385	55.1
Average balance per account (in thousands of constant Ch$)	119	114	4.4
Allowance for doubtful accounts/Total net receivables	11.2%	10.0%	120 bp.

Distribución y Servicio D&S S.A III Quarter 2005 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of Sept. 2005)

	Total Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S
2005	316,449	323,141	330,224		639,590	969,814	969,814
2004	300,576	310,360	308,039		610,936	918,975	918,975
%Change YoY	5.3%	4.1%	7.2%		4.7%	5.5%	5.5%
LIDER Express
2005	32,287	34,892	36,228		67,179	103,407	103,407
2004	33,271	35,979	36,241		69,250	105,491	105,491
%Change YoY	-3.0%	-3.0%	0.0%		-3.0%	-2.0%	-2.0%
%D&S 2005	10.2%	10.8%	11.0%		10.5%	10.7%	10.7%
%D&S 2004	11.1%	11.6%	11.8%		11.3%	11.5%	11.5%
LIDER Vecino
2005	79,623	83,256	86,138		162,879	249,017	249,017
2004	68,592	73,721	76,234		142,313	218,547	218,547
%Change YoY	16.1%	12.9%	13.0%		14.5%	13.9%	13.9%
%D&S 2005	25.2%	25.8%	26.1%		25.5%	25.7%	25.7%
%D&S 2004	22.8%	23.8%	11.8%		11.3%	11.5%	11.5%
LIDER
2005	196,549	196,335	199,105		392,883	591,989	591,989
2004	191,906	192,296	187,551		384,203	571,754	571,754
%Change YoY	2.4%	2.1%	6.2%		2.3%	3.5%	3.5%
%D&S 2005	62.1%	60.8%	60.3%		61.4%	61.0%	61.0%
%D&S 2004	63.8%	62.0%	60.9%		62.9%	62.2%	62.2%
Groceries
2005	149,024	151,878	154,746		300,901	455,647	455,647
2004	139,328	146,551	149,088		285,879	434,967	434,967
%Change YoY	7.0%	3.6%	3.8%		5.3%	4.8%	4.8%
%D&S 2005	47.1%	47.0%	46.9%		47.0%	47.0%	47.0%
%D&S 2004	46.4%	47.2%	48.4%		46.8%	47.3%	47.3%
Perishables
2005	101,564	109,319	115,177		210,883	326,060	326,060
2004	99,085	102,673	104,860		201,758	306,618	306,618
%Change YoY	2.5%	6.5%	9.8%		4.5%	6.3%	6.3%
%D&S 2005	32.1%	33.8%	34.9%		33.0%	33.6%	33.6%
%D&S 2004	33.0%	33.1%	34.0%		33.0%	33.4%	33.4%
Non-Food
2005	58,127	53,526	51,822		111,654	163,475	163,475
2004	55,422	52,849	46,164		108,271	154,435	154,435
%Change YoY	4.9%	1.3%	12.3%		3.1%	5.9%	5.9%
%D&S 2005	18.4%	16.6%	15.7%		17.5%	16.9%	16.9%
%D&S 2004	18.4%	17.0%	15.0%		17.7%	16.8%	16.8%
Same Store Sales v/s Total Sales
Total Sales	316,449	323,141	330,224		639,590	969,814	969,814
SSS	291,401	298,557	307,565		589,958	897,523	897,523
Non SSS	25,048	24,585	22,659		49,632	72,292	72,292
%Sales SSS	92.1%	92.4%	93.1%		92.2%	92.5%	92.5%
% Sales Non SSS	7.9%	7.6%	6.9%		7.8%	7.5%	7.5%
Total Sales	316,449	323,141	330,224		639,590	969,814	969,814

	Same Store Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S
2005	291,401	298,557	307,565		589,958	897,523	897,523
2004	290,504	303,844	307,198		594,348	901,546	901,546
%Change YoY	0.3%	-1.7%	0.1%		-0.7%	-0.4%	-0.4%
LIDER Express
2005	30,424	33,143	36,062		63,567	99,629	99,629
2004	30,898	33,840	36,241		64,738	100,979	100,979
%Change YoY	-1.5%	-2.1%	-0.5%		-1.8%	-1.3%	-1.3%
%D&S 2005	10.4%	11.1%	11.7%		10.8%	11.1%	11.1%
%D&S 2004	10.6%	11.1%	11.8%		10.9%	11.2%	11.2%
LIDER Vecino
2005	68,233	72,056	75,291		140,289	215,580	215,580
2004	65,888	71,915	75,547		137,803	213,350	213,350
%Change YoY	3.6%	0.2%	-0.3%		1.8%	1.0%	1.0%
%D&S 2005	23.4%	24.1%	24.5%		23.8%	24.0%	24.0%
%D&S 2004	22.7%	23.7%	24.6%		23.2%	23.7%	23.7%
LIDER
2005	186,987	186,523	189,079		373,510	562,589	562,589
2004	187,133	189,867	187,477		377,000	564,478	564,478
%Change YoY	-0.1%	-1.8%	0.9%		-0.9%	-0.3%	-0.3%
%D&S 2005	64.2%	62.5%	61.5%		63.3%	62.7%	62.7%
%D&S 2004	64.4%	62.5%	61.0%		63.4%	62.6%	62.6%
Groceries
2005	138,773	141,672	145,654		280,445	426,099	426,099
2004	133,910	142,986	148,735		276,896	425,631	425,631
%Change YoY	3.6%	-0.9%	-2.1%		1.3%	0.1%	0.1%
%D&S 2005	47.6%	47.5%	47.4%		47.5%	47.5%	47.5%
%D&S 2004	46.1%	47.1%	48.4%		46.6%	47.2%	47.2%
Perishables
2005	93,267	100,869	107,109		194,135	301,244	301,244
2004	95,858	100,489	104,561		196,347	300,908	300,908
%Change YoY	-2.7%	0.4%	2.4%		-1.1%	0.1%	0.1%
%D&S 2005	32.0%	33.8%	34.8%		32.9%	33.6%	33.6%
%D&S 2004	33.0%	33.1%	34.0%		33.0%	33.4%	33.4%
Non-Food
2005	53,690	49,281	47,800		102,972	150,772	150,772
2004	54,217	52,225	46,055		106,442	152,497	152,497
%Change YoY	-1.0%	-5.6%	3.8%		-3.3%	-1.1%	-1.1%
%D&S 2005	18.4%	16.5%	15.5%		17.5%	16.8%	16.8%
%D&S 2004	18.7%	17.2%	15.0%		17.9%	16.9%	16.9%
Same Store Sales v/s Total Sales
Total Sales
SSS
Non SSS
%Sales SSS
% Sales Non SSS
Total Sales

Distribución y Servicio D&S S.A III Quarter 2005 Results

Sales Area

	2004 IIIQ-Adj.	2004 IVQ-Adj.	2005 IQ	2005 IIQ	2005 IIIQ

Supermarkets
Lider Express (Ekono + Almac)
m2 sales area	32,607	32,607	32,607	32,607	33,182
Number of stores	23	23	23	23	24
New stores in quarter	-2	0	0	0	1
Additional square meters	-3,539	0	0	0	575
Average m2 sales area/store	1,418	1,418	1,418	1,418	1,383

Hypermarkets
Lider Vecino
m2 sales area	86,501	93,485	93,485	97,160	97,160
Number of stores	22	24	24	25	25
New stores in quarter	2	2	0	1	0
Additional square meters	8,053	6,984	0	3,675	0
Average m2 sales area/store	3,932	3,895	3,895	3,886	3,886
Lider
m2 sales area	265,103	278,375	278,375	278,375	278,375
Number of stores	29	31	31	31	31
New stores in quarter	0	2	0	0	0
Additional square meters	0	13,272	0	0	0
Average m2 sales area/store	9,244	8,980	8,980	8,980	8,980
Hypermarkets: Lider+Lider Vecino
m2 sales area	351,604	371,860	371,860	375,535	375,535
Number of stores	51	55	55	56	56
New stores in quarter	2	4	0	1	0
Additional square meters	8,053	20,256	0	3,675	0
Average m2 sales area/store	6,954	6,761	6,761	6,706	6,706

Company Total
Total m2 sales area	384,211	404,467	404,467	408,142	408,717
Total stores	74	78	78	79	80
Average m2 sales area/store	5,235	5,185	5,185	5,166	5,109

Distribución y Servicio D&S S.A III Quarter 2005 Results

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2004
Kennedy (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,975	Jan 01-2004-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	9,299	Jan 01-2004-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,527	Jan 01-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	10,791	Jan 01-2004-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,905	Jan 01-2004-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,075	Jan 01-2004-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	6,982	Jan 01-2004-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation	5,711	Jan 10-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Closing	-10,791	Jun 01-2004-IIQ	Owned
Temuco-La Frontera (IX Region)	LIDER Express - Closing	-2,188	Jul 01-2004-IIIQ	Leased
Irarrázaval (Metrop. Region)	LIDER Express - Closing (to transform)	-2,064	Jul 05-2004-IIIQ	Owned
Coquimbo (IV Region)	LIDER Vecino -New	4,055	Jul 23-2004-IIIQ	Owned
Temuco-Barrio Inglés (IX Region)	LIDER Vecino -New	3,998	Jul 28-2004-IIIQ	Owned
La Calera (V Region)	LIDER Express - Remod.(adds 713m2)	1,687	Jul 04-2004-IIIQ	Owned
Plaza Vespucio (Metrop. Region)	LIDER-New	6,937	Nov 12-2004-IVQ	Leased
Irarrázaval (Metrop. Region)	LIDER Vecino - New	4,170	Nov 22-2004-IVQ	Owned
Quillota (V Region)	LIDER Vecino - New	2,814	Nov 25-2004-IVQ	Owned
Punta Arenas (XII Region)	LIDER - New	6,335	Dec 11-2004-IVQ	Owned
2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May 27-2005-IIQ	Owned
Arica (I Region)	LIDER Express - New	575	Aug 30-2005-IIIQ	Leased

Distribución y Servicio D&S S.A III Quarter 2005 Results

Geographic Distribution of D&S Stores

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	-	1	1	1	1	2
Iquique	-	1	1	-	-	1
I Region	-	2	2	1	1	3
Antofagasta	1	-	1	-	-	1
Calama	1	-	1	2	2	3
II Region	2	-	2	2	2	4
La Serena	1	-	1	-	-	1
Coquimbo		1	1	-	-	1
IV Region	1	1	2	-	-	2
Calera	-	-	-	1	1	1
Quilpue	1	-	1	1	1	2
Quillota	-	1	1	-	-	1
Viña del Mar	1	-	1	2	2	3
Valparaiso	-	1	1	-	-	1
V Region	2	2	4	4	4	8
Cerrillos	1	-	1	-	-	1
El Bosque	-	1	1	-	-	1
Est Central	1	-	1	-	-	1
Huechuraba	1	-	1	-	-	1
Independencia	-	1	1	-	-	1
La Florida	3	1	4	-	-	4
La Reina	1	-	1	-	-	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	-	-	2
Macul	1	-	1	-	-	1
Maipu	3	-	3	2	2	5
Ñuñoa	-	2	2	2	2	4
Providencia	-	-	-	5	5	5
Peñalolen	1	1	-	-	1
Puente Alto	2	-	2	-	-	2
Quilicura	1	-	1	-	-	1
Quinta Normal	-	1	1	-	-	1
Recoleta	-	1	1	-	-	1
San Bernardo	-	1	1	-	-	1
San Miguel	1	-	1	1	1	2
San Ramón	-	1	1	-	-	1
Talagante	-	1	1	-	-	1
Vitacura	1	-	1	1	1	2
Metropolitan Region XIII	19	14	33	15	15	48
Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	-	1	1	1	1	2
Curicó	1	1	-	-	1
VII Region	-	2	2	1	1	3
Los Angeles	-	1	1	-	-	1
Concepción	2	-	2	-	-	2
VIII Region	2	1	3	-	-	3
Temuco	1	1	2	-	-	2
IX Region	1	1	2	-	-	2
Valdivia	1	-	1	-	-	1
Osorno	-	1	1	-	-	1
Puerto Montt	1	-	1	-	-	1
X Region	2	1	3	-	-	3
Punta Arenas	1	-	1	-	-	1
XII Region	1	-	1	-	-	1

COMPANY TOTAL	31	25	56	24	24	80

Distribución y Servicio D&S S.A III Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January-Sept. 2005		January-Sept. 2004		Change 2005 / 2004

	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	1,144,151,405	100.00%	1,059,125,852	100.00%	8.03%
Gross Income	317,780,449	27.77%	237,266,530	22.40%	33.93%
Selling and Administrative Expenses	273,221,081	23.88%	224,942,771	21.24%	21.46%
Operating Income	44,559,367	3.89%	12,323,759	1.16%	261.57%
Financial Expenses	14,478,468	1.27%	14,384,408	1.36%	0.65%
Non Operating Income	(15,017,593)	-1.31%	(13,513,475)	-1.28%	11.13%
R.A.I.I.D.A.I.E.	82,969,079	7.25%	50,345,390	4.75%	64.80%
Net Income	24,463,957	2.14%	-774,613	-0.07%	3,258.22%
Initial Net Worth	471,188,927		326,245,999		44.43%
Net Income/ Initial Shareholders’ Equity	6.92%		-0.32%

Condensed Balance Sheets

	09.30.2005 Th Ch$	09.30.2004 Th Ch$	% Change 2005 / 2004

Current Assets	392,934,807	409,450,718	-4.03%
Fixed Assets	594,303,305	592,844,156	0.25%
Operating Assets	987,238,112	1,002,294,874	-1.50%
Other Assets	88,836,265	59,930,160	48.23%
Total Assets	1,076,074,378	1,062,225,034	1.30%
Current Liabilities	397,511,513	397,847,222	-0.08%
Long Term Libilities	196,087,264	196,809,526	-0.37%
Total Debt	593,598,777	594,656,748	-0.18%
Minority Interest	467	34,113	-98.63%
Net Worth	482,475,134	467,534,174	3.20%
Total Liabilities	1,076,074,378	1,062,225,034	1.30%

Financial Ratios

		09.30.2005 Th Ch$	09.30.2004 Th Ch$	% Change 2005 / 2004

Total Debt	Th Ch$	593,598,777	594,656,748	-0.18%
Financial Debt	Th Ch$	356,437,698	366,069,248	-2.63%
Liquidity Ratio	Times	0.99	1.03
Acid Ratio	Times	0.66	0.71
Total Debt/Total Assets	Times	0.55	0.56
Total Debt/Shareholders’ Equity	Times	1.23	1.27
Financial Debt/Shareholders’ Equity	Times	0.74	0.78
Interest Expenses Coverage	Times	5.81	3.38
Short Term Liabilities	%	67%	67%
Long Term Liabilities	%	33%	33%

Distribución y Servicio D&S S.A III Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		09.30.2005	09.30.2004

Inventory Turnover	Times	8.9	9.8
Days of Inventory	Days	41.1	37.4

Profitability Ratios

		09.30.2005	09.30.2004

Return over Shareholders’ Equity	%	6.92%	-0.32%
Return over Assets	%	3.03%	-0.10%
Return over Operational Assets	%	3.30%	-0.10%
Earnings per Share		$3.75	-0.12
Return of Dividends	%	1.03%	2.76%

Distribución y Servicio D&S S.A III Quarter 2005 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	27.4	28.3	27.4
2004	22.3	22.3	22.6	24.9
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	19.7	20.2	21.1
2004	16.5	17.1	19.5	18.1
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	7.7	8.1	6.2
2004	5.6	5.2	3.0	6.5
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	4.1	4.7	2.9
2004	2.2	1.8	-0.4	3.5
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A III Quarter 2005 Results

Quarterly Evolution 2004-2005

Consolidated Results

In Ch$ Millions Currency of September 2005	I Q 2004 Ch$Mill.	% of revenues	% Change YoY	II Q 2004 Ch$Mill.	% of revenues	% Change YoY	III Q 2004 Ch$Mill.	% of revenues	% Change YoY	IV Q 2004 Ch$Mill.	% of revenues	% Change YoY

Sales	300,419	86.6%	21.0%	309,872	87.2%	20.7%	308,678	86.5%	18.1%	359,782	86.5%	16.8%
Other Income	46,340	13.4%	44.8%	45,633	12.8%	31.4%	48,184	13.5%	28.8%	56,124	13.5%	33.2%
Net revenues	346,759	100.0%	23.7%	355,505	100.0%	22.0%	356,862	100.0%	19.5%	415,907	100.0%	18.8%
Cost of sales	269,521	77.7%	25.2%	276,109	77.7%	24.4%	276,229	77.4%	20.3%	312,647	75.2%	12.0%
Gross Income / Margin	77,237	22.3%	18.6%	79,396	22.3%	14.0%	80,633	22.6%	16.8%	103,260	24.8%	45.3%
Recurring Operating Expenses	57,114	16.5%	43.4%	60,807	17.1%	37.0%	69,506	19.5%	50.8%	77,850	18.7%	49.2%
Start-up Expenses	669	0.2%	14943.4%	146	0.0%	-39.3%	394	0.1%	-86.6%	1,248	0.3%	-45.1%
Total Operating Expenses (SG&A)	57,783	16.7%	45.0%	60,953	17.1%	36.6%	69,901	19.6%	42.5%	79,098	19.0%	45.2%
EBITDA	19,454	5.6%	-23.0%	18,443	5.2%	-26.3%	10,733	3.0%	-46.4%	24,162	5.8%	45.6%
Depreciation	11,982	3.5%	25.1%	12,137	3.4%	24.1%	12,187	3.4%	22.8%	12,488	3.0%	23.2%
Total Operating Expenses	69,765	20.1%	41.2%	73,090	20.6%	34.4%	82,087	23.0%	39.2%	91,586	22.0%	41.8%
Operating Income	7,472	2.2%	-52.4%	6,306	1.8%	-58.6%	(1,454)	-0.4%	-114.4%	11,674	2.8%	80.9%
Financial Expenses	(5,043)	-1.5%	15.9%	(4,781)	-1.3%	22.7%	(4,561)	-1.3%	-3.9%	(4,759)	-1.1%	12.6%
Other Non-operating Income (Expenses)	(406)	-0.1%	205.7%	(240)	-0.1%	623.5%	(170)	0.0%	0.4%	(138)	0.0%	-79.2%
Monetary Correction	(1,285)	-0.4%	-207.2%	1,108	0.3%	-148.3%	1,864	0.5%	-228.1%	477	0.1%	-70.9%
Non-Operating Income	(6,734)	-1.9%	105.0%	(3,913)	-1.1%	-37.1%	(2,867)	-0.8%	-55.0%	(4,420)	-1.1%	35.8%
Income before Tax	738	0.2%	-94.1%	2,393	0.7%	-73.5%	(4,321)	-1.2%	-216.3%	7,254	1.7%	126.6%
Income Tax	(643)	-0.2%	-74.7%	84	0.0%	-105.5%	602	0.2%	-146.2%	(1,163)	-0.3%	-19.7%
Minority Interest	12	0.0%	-146.4%	22	0.0%	-206.6%	66	0.0%	-692.4%	30	0.0%	130.1%
Income	107	0.0%	-98.9%	2,500	0.7%	-66.5%	(3,654)	-1.0%	-252.2%	6,122	1.5%	246.5%
Amortization of Goodwill	91	0.0%	-2.0%	91	0.0%	-1.8%	91	0.0%	-2.0%	91	0.0%	-2.3%
Net Income	198	0.1%	-98.0%	2,591	0.7%	-65.7%	(3,563)	-1.0%	-242.9%	6,213	1.5%	234.1%

In Ch$ Millions Currency of September 2005	I Q 2005 Ch$Millions	% of revenues	% Change YoY	II Q 2005 Ch$Millions	% of revenues	% Change YoY	III Q 2005 Ch$Millions	% of revenues	% Change YoY

Sales	316,602	85.1%	5.4%	323,117	84.9%	4.3%	330,763	84.5%	7.2%
Other Income	55,504	14.9%	19.8%	57,682	15.1%	26.4%	60,483	15.5%	25.5%
Net revenues	372,106	100.0%	7.3%	380,800	100.0%	7.1%	391,246	100.0%	9.6%
Cost of sales	269,735	72.5%	0.1%	272,486	71.6%	-1.3%	284,149	72.6%	2.9%
Gross Income / Margin	102,370	27.5%	32.5%	108,314	28.4%	36.4%	107,097	27.4%	32.8%
Recurring Operating Expenses	73,661	19.8%	29.0%	77,100	20.2%	26.8%	82,723	21.1%	19.0%
Start-up Expenses	5	0.0%	-99.3%	203	0.1%	38.7%	30	0.0%	-92.5%
Total Operating Expenses (SG&A)	73,666	19.8%	27.5%	77,303	20.3%	26.8%	82,752	21.2%	18.4%
EBITDA	28,705	7.7%	47.6%	31,011	8.1%	68.1%	24,344	6.2%	126.8%
Depreciation	13,213	3.6%	10.3%	13,162	3.5%	8.4%	13,125	3.4%	7.7%
Total Operating Expenses	86,879	23.3%	24.5%	90,465	23.8%	23.8%	95,878	24.5%	16.8%
Operating Income	15,491	4.2%	107.3%	17,849	4.7%	183.0%	11,219	2.9%	-871.6%
Financial Expenses	(4,204)	-1.1%	-16.6%	(5,244)	-1.4%	9.7%	(5,030)	-1.3%	10.3%
Other Non-operating Income (Expenses)	(34)	0.0%	-91.7%	539	0.1%	-324.3%	176	0.0%	-203.3%
Monetary Correction	(138)	0.0%	-89.3%	(170)	0.0%	-115.4%	(1,026)	-0.3%	-155.1%
Non-Operating Income	(4,375)	-1.2%	-35.0%	(4,876)	-1.3%	24.6%	(5,767)	-1.5%	101.1%
Income before Tax	11,116	3.0%	1406.0%	12,973	3.4%	442.0%	5,452	1.4%	226.2%
Income Tax	(1,417)	-0.4%	120.3%	(2,746)	-0.7%	-3361.9%	(1,215)	-0.3%	-301.9%
Minority Interest	(13)	0.0%	-208.6%	16	0.0%	-30.5%	24	0.0%	-63.3%
Income	9,687	2.6%	8944.5%	10,243	2.7%	309.7%	4,262	1.1%	216.6%
Amortization of Goodwill	91	0.0%	0.1%	91	0.0%	0.0%	91	0.0%	-0.1%
Net Income	9,777	2.6%	4842.9%	10,334	2.7%	298.9%	4,353	1.1%	222.2%

Distribución y Servicio D&S S.A III Quarter 2005 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of Sept. 2005	1999 Ch$ Millions	% of revenues	% Change YoY	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY

Sales	895,856	91.4%	25.5%	838,033	90.6%	-6.5%	917,961	89.9%	9.5%
Other Income	84,554	8.6%	21.6%	87,044	9.4%	2.9%	102,781	10.1%	18.1%
Net revenues	980,410	100.0%	25.1%	925,077	100.0%	-5.6%	1,020,742	100.0%	10.3%
Cost of sales	775,176	79.1%	25.4%	723,774	78.2%	-6.6%	790,958	77.5%	9.3%
Gross Income / Margin	205,234	20.9%	24.2%	201,302	21.8%	-1.9%	229,784	22.5%	14.1%
Recurring Operating Expenses	134,926	13.8%	32.2%	115,405	12.5%	-14.5%	132,464	13.0%	14.8%
Start-up Expenses	202	0.0%	-98.4%	1,546	0.2%	664.1%	2,808	0.3%	81.6%
Total Operating Expenses (SG&A)	135,129	13.8%	17.9%	116,951	12.6%	-13.5%	135,271	13.3%	15.7%
EBITDA	70,106	7.2%	38.5%	84,351	9.1%	20.3%	94,513	9.3%	12.0%
Depreciation	37,603	3.8%	75.2%	31,901	3.4%	-15.2%	33,663	3.3%	5.5%
Total Operating Expenses	172,731	17.6%	26.9%	148,852	16.1%	-13.8%	168,935	16.6%	13.5%
Operating Income	32,503	3.3%	11.5%	52,450	5.7%	61.4%	60,849	6.0%	16.0%
Financial Expenses	-21,607	-2.2%	189.8%	-16,909	-1.8%	-21.7%	-13,733	-1.3%	-18.8%
Other Non-operating Income (Expenses)	-17,364	-1.8%	-4823.3%	388	0.0%	-102.2%	-1,306	-0.1%	-436.2%
Monetary Correction	-1,706	-0.2%	-210.3%	721	0.1%	-142.3%	6,191	0.6%	758.8%
Non-Operating Income	-40,676	-4.1%	634.2%	-15,800	-1.7%	-61.2%	-8,848	-0.9%	-44.0%
Income before Tax	-8,173	-0.8%	-134.6%	36,650	4.0%	-548.4%	52,001	5.1%	41.9%
Income Tax	-2,585	-0.3%	13.9%	-3,813	-0.4%	47.5%	-8,181	-0.8%	114.6%
Minority Interest	-40	0.0%	-9.5%	-113	0.0%	181.6%	-183	0.0%	62.7%
Income	-10,799	-1.1%	-150.7%	32,724	3.5%	-403.0%	43,637	4.3%	33.3%
Amortization of Goodwill	372	0.0%	-1.0%	372	0.0%	0.0%	378	0.0%	1.6%
Net Income	-10,427	-1.1%	-148.1%	33,096	3.6%	-417.4%	44,014	4.3%	33.0%

In Ch$ Millions Currency of Sept. 2005	2002 Ch$ Millions	% of revenues	% Change YoY	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY

Sales	1,009,519	88.7%	10.0%	1,074,427	88.0%	6.4%	1,278,751	86.7%	19.0%
Other Income	128,383	11.3%	24.9%	146,257	12.0%	13.9%	196,282	13.3%	34.2%
Net revenues	1,137,901	100.0%	11.5%	1,220,685	100.0%	7.3%	1,475,033	100.0%	20.8%
Cost of sales	878,187	77.2%	11.0%	945,811	77.5%	7.7%	1,134,506	76.9%	20.0%
Gross Income / Margin	259,714	22.8%	13.0%	274,874	22.5%	5.8%	340,526	23.1%	23.9%
Recurring Operating Expenses	171,786	15.1%	29.7%	182,508	15.0%	6.2%	265,277	18.0%	45.4%
Start-up Expenses	5,363	0.5%	91.0%	5,460	0.4%	1.8%	2,458	0.2%	-55.0%
Total Operating Expenses (SG&A)	177,149	15.6%	31.0%	187,968	15.4%	6.1%	267,735	18.2%	42.4%
EBITDA	82,565	7.3%	-12.6%	86,906	7.1%	5.3%	72,791	4.9%	-16.2%
Depreciation	36,710	3.2%	9.0%	39,420	3.2%	7.4%	48,794	3.3%	23.8%
Total Operating Expenses	213,858	18.8%	26.6%	227,388	18.6%	6.3%	316,529	21.5%	39.2%
Operating Income	45,856	4.0%	-24.6%	47,486	3.9%	3.6%	23,998	1.6%	-49.5%
Financial Expenses	-14,533	-1.3%	5.8%	-17,222	-1.4%	18.5%	-19,143	-1.3%	11.2%
Other Non-operating Income (Expenses)	-6,664	-0.6%	410.3%	-998	-0.1%	-85.0%	-954	-0.1%	-4.4%
Monetary Correction	5,896	0.5%	-4.8%	-915	-0.1%	-115.5%	2,164	0.1%	-336.5%
Non-Operating Income	-15,302	-1.3%	72.9%	-19,134	-1.6%	25.0%	-17,933	-1.2%	-6.3%
Income before Tax	30,554	2.7%	-41.2%	28,351	2.3%	-7.2%	6,064	0.4%	-78.6%
Income Tax	-5,055	-0.4%	-38.2%	-6,825	-0.6%	35.0%	-1,120	-0.1%	-83.6%
Minority Interest	-67	0.0%	-63.3%	-45	0.0%	-33.4%	130	0.0%	-390.5%
Income	25,432	2.2%	-41.7%	21,481	1.8%	-15.5%	5,075	0.3%	-76.4%
Amortization of Goodwill	380	0.0%	0.5%	371	0.0%	-2.3%	363	0.0%	-2.0%
Net Income	25,811	2.3%	-41.4%	21,852	1.8%	-15.3%	5,438	0.4%	-75.1%

Distribución y Servicio D&S S.A III Quarter 2005 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of Sept. 2005 Type of Balance Statement: Consolidated	Current to 09/30/ 2005	Prior to 09/30/ 2004	% Change

Total Current Assets	392,934,807	409,450,719	-4.0%
Cash and cash equivalents	12,855,602	8,188,352	57.0%
Time deposits
Marketable securities (net)	52,500,070	90,439,566	-42.0%
Sales debtors (net)	131,007,126	108,439,499	20.8%
Notes receivable (net)	1,393,578	2,176,577	-36.0%
Sundry debtors (net)	31,384,986	38,239,801	-17.9%
Documents and accounts receivable from related companies	1,520,080	1,528,001	-0.5%
Inventories (net)	131,767,801	125,750,330	4.8%
Refundable taxes	5,049,107	10,617,737	-52.4%
Prepaid expenses	6,992,146	2,738,258	155.4%
Deferred taxes	5,937,917	4,979,298	19.3%
Other current assets	12,526,394	16,353,300	-23.4%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	594,303,307	592,844,155	0.2%
Land	171,736,812	166,964,303	2.9%
Buildings and infrastructure	475,681,244	456,203,345	4.3%
Machinery and equipment	171,509,627	162,286,076	5.7%
Other fixed assets	79,445,155	71,445,388	11.2%
Reserve for techinical revaluation of fixed assets	4,188,865	4,267,556	-1.8%
Depreciation (minus)	(308,258,396)	(268,322,513)	14.9%
Total Other Assets	88,836,264	59,930,160	48.2%
Investment in related companies	2,092,487	1,733,918	20.7%
Investment in other companies	74,086	74,084	0.0%
Goodwill	30,997,737	31,106,285	-0.3%
Negative goodwill (minus)	(90,782)	(453,896)	-80.0%
Long-term debtors	39,807,569	12,391,268	221.3%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	9,806,620	5,213,790	88.1%
Intangibles
Amortization (minus)
Others	6,148,547	9,864,711	-37.7%
Long-term leasing contracts (net)

Total Assets	1,076,074,378	1,062,225,034	1.3%

Distribución y Servicio D&S S.A III Quarter 2005 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of Sept. 2005 Type of Balance Statement: Consolidated	Current to 09/30/ 2005	Prior to 09/30/ 2004	% Change

Total Current Liabilities	397,511,513	397,847,222	-0.1%
Debt with banks and financial institutions - short term	74,774,438	98,172,829	-23.8%
Debt with banks and financial institutions - long term portion	20,450,226	3,156,682	547.8%
Obligations with public (notes)	58,794,584	60,325,851	-2.5%
Obligations with public - short term portion (bonds)	8,331,837	5,688,285	46.5%
Long term debt with maturity within a year	5,142,239	6,293,520	-18.3%
Dividends to be paid
Accounts payable	187,196,355	184,061,053	1.7%
Documents payable
Sundry creditors	4,317,907	4,122,129	4.7%
Documents and accounts payable to suppliers	10,696,060	18,870,614	-43.3%
Accruals	22,088,609	13,570,770	62.8%
Witholdings	3,951,887	3,433,899	15.1%
Income tax	1,712,713
Income received in advance	36,962	38,112	-3.0%
Deferred taxes
Other current assets	17,696	113,478	-84.4%
Total Long Term Liabilities	196,087,264	196,809,526	-0.4%
Debt with banks and financial institutions	54,336,072	48,790,364	11.4%
Obligations with public - long term (bonds)	132,024,193	136,594,910	-3.3%
Documents payable - long term	187,523	208,441	-10.0%
Sundry creditors - long term	2,396,585	6,838,366	-65.0%
Notes & accounts payable to related companies
Accruals	5,423,815	4,071,451	33.2%
Deferred taxes - long term
Other long term liabilities	1,719,076	305,994	461.8%
Minority Interest	467	34,113	-98.6%
Shareholders’ Equity	482,475,134	467,534,173	3.2%
Capital paid	378,815,151	383,140,622	-1.1%
Capital revaluation reserve	9,091,563	4,740,139	91.8%
Additional paid-in capital
Other reserves	(1,227,558)	1,378,927	-189.0%
Retained earnings	95,795,978	78,274,485	22.4%
Reserve for future dividends
Accrued income	84,489,381	89,922,808	-6.0%
Accrued loss (minus)
Income (loss) for the period	24,463,957	(774,613)	-3258.2%
Provisory dividends (minus)	(13,157,360)	(10,873,710)	21.0%
Accrued deficit development period

Total Liabilities	1,076,074,378	1,062,225,034	1.3%

Distribución y Servicio D&S S.A III Quarter 2005 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of Sept. 2005 Type of Balance Statement: Consolidated	Current to 09/30/ 2005	Prior to 09/30/ 2004	% Change

Operating Income	44,559,368	12,323,759	261.6%
Gross Margin	317,780,449	237,266,530	33.9%
Net revenues	1,144,151,405	1,059,125,852	8.0%
Cost of sales (minus)	(826,370,956)	(821,859,322)	0.5%
Selling and administrative expenses (minus)	(273,221,081)	(224,942,771)	21.5%
Non-operating Income	(15,017,593)	(13,513,475)	11.1%
Financial/interest income	2,076,907	599,204	246.6%
Income from investment in related companies	358,997	453,584	-20.9%
Other non-operating income	142,925	408,347	-65.0%
Loss from investment in related companies (minus)	(54,278)	(49,168)	10.4%
Amortization of goodwill (minus)	(1,525,604)	(1,444,162)	5.6%
Financial expenses (minus)	(14,478,468)	(14,384,407)	0.7%
Other non-operating expenses (minus)	(317,915)	(783,554)	-59.4%
Monetary correction	(263,214)	2,351,673	-111.2%
Currency exchange differences	(956,943)	(664,992)	43.9%
Income Before Income Taxes and Extraordinary Items	29,541,775	(1,189,716)	-2583.1%
Income Tax	(5,376,758)	42,858	-12645.5%
Extraordinary Items
Net Income (Loss) Before Minority Interest	24,165,017	(1,146,858)	-2207.1%
Minority Interest	26,595	99,908	-73.4%
Net Income (LOSS)	24,191,612	(1,046,950)	-2410.7%
Amortization of negative goodwill	272,345	272,337	0.0%

Net Income (Loss) for the Period	24,463,957	(774,613)	-3258.2%

Distribución y Servicio D&S S.A III Quarter 2005 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of Sept. 2005 Type of Balance Statement: Consolidated	Current to 09/30/ 2005	Prior to 09/30/ 2004	% Change

Net Cash Flows from Operating Activities	19,922,193	(53,858,023)	-137.0%
Income (loss) for the period	24,463,957	(774,613)	-3258.2%
Income on sale of fixed assets	57,173	121,877	-53.1%
(Gain) Loss on sale of fixed assets	57,173	121,877	-53.1%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	68,795,539	51,626,031	33.3%
Depreciation for the period	39,500,138	36,305,741	8.8%
Amortization of intangibles
Writeoffs and provisions	26,580,617	15,020,537	77.0%
Gain from investment in related companies (minus)	(358,997)	(453,584)	-20.9%
Loss from investment in related companies	54,278	49,168	10.4%
Amortization of goodwill	1,525,604	1,444,162	5.6%
Amortization of negative goodwill (minus)	(272,345)	(272,337)	0.0%
Net monetary correction	263,214	(2,351,673)	-111.2%
Net currency exchange difference	956,943	664,992	43.9%
Other credits to income statement which do not represent cash flows	(43,104)
Other charges to income statement which do not represent cash flows	589,191	1,219,025	-51.7%
Changes in assets affecting cash flows (increase) decrease	(63,900,648)	(62,894,846)	1.6%
Sales debtors	(51,477,612)	(25,622,444)	100.9%
Inventories	(10,277,381)	(22,957,740)	-55.2%
Other assets	(2,145,655)	(14,314,662)	-85.0%
Changes in liabilities affecting cash flows (increase) decrease	(9,467,233)	(41,836,564)	-77.4%
Accounts payable related to the operation	(19,343,757)	(31,977,635)	-39.5%
Interest payable	2,613,042	2,665,988	-2.0%
Income tax payable (net)	2,414,285	(2,849,077)	-184.7%
Other accounts payable related to results other than operation	6,538,821	(4,428,223)	-247.7%
VAT and other similar taxes payable (net)	(1,689,624)	(5,247,617)	-67.8%
Gain (loss) in minority interest	(26,595)	(99,908)	-73.4%
Net Cash Flows from Financing Activities	4,463,113	187,482,160	-97.6%
Proceeds from issuance of common stock		160,194,962	-100.0%
Proceeds from loans	76,229,750	141,730,887	-46.2%
Bonds	33,085,036	34,261,291	-3.4%
Proceeds from loans from related companies
Proceeds from other loans from related companies		10,681,496	-100.0%
Other sources of financing
Payment of dividends (minus)	(13,157,360)	(25,364,883)	-48.1%
Withdrawals of capital (minus)
Repayment of loans (minus)	(53,675,485)	(97,187,144)	-44.8%
Repayment of bonds (minus)	(34,999,528)	(34,263,194)	2.1%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(2,986,195)
Expenses from the issuance of common stock (minus)		(2,536,988)	-100.0%
Expenses from the issuance of bonds (minus)	(33,105)	(34,267)	-3.4%
Other expenses related to financing activities (minus)
Net Cash Flows from Investing Activities	(29,965,242)	(68,856,493)	-56.5%
Proceeds from sale of property, plant and equipment	168,016	587,352	-71.4%
Proceeds from sale of long-term investments
Proceeds from sale of other investments		53,528,070	-100.0%
Decrease in loans to related companies
Decrease in other loans to related companies	7,797
Other proceeds from investment		3,711,923	-100.0%
Purchases of property, plant and equipment	(29,365,335)	(46,319,571)	-36.6%
Payment of capitalized interest (minus)	(162,300)	(848,659)	-80.9%
Long-term investments (minus)		(77,221,793)	-100.0%
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)		(7,987)	-100.0%
Other expenses from investing activities (minus)	(613,420)	(2,285,828)	-73.2%
Net Cash Flows for The Period	(5,579,936)	64,767,644	-108.6%
Effect of Inflation on Cash and Cash Equivalents	(2,893,859)	(3,006,993)	-3.8%
Net Increase (Decrease) on Cash and Cash Equivalents	(8,473,795)	61,760,651	-113.7%
Cash and Cash Equivalents at Beginning of Year	83,476,923	35,051,282	138.2%
Cash and Cash Equivalents at End of Year	75,003,128	96,811,933	-22.5%

Distribución y Servicio D&S S.A III Quarter 2005 Results

Notes

Distribución y Servicio D&S S.A III Quarter 2005 Results

Notes

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoingstatements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to bematerially different from those anticipated and discussed herein. Except for historical information contained herein, the mattersdiscussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited tochanges in general economic, business or political or other conditions in Chile, further comments that may be received from theSEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchangerates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costsof operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities andExchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Youshould not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: November 3, 2005